Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK

(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in thousands)

Weighted average number of shares outstanding:
Class A	57,707	51,362	24,109

Basic and diluted EPS:
Loss income from continuing operations(1)	$(16,711)	$(13,578)	$(6,027)
Income (loss) from discontinued operations, net of tax	-	21,344	(1,060)

Net (Loss) income	$(16,711)	$7,766	$(7,087)
Earnings per Class A share:
Loss income from continuing operations	$(0.29)	$(0.26)	$(0.36)
Income (loss) from discontinued operations, net of tax	-	0.42	(0.04)

	$(0.29)	$0.16	$(0.40)

Shares used in calculation	57,707	51,362	24,109

(1)	After deduction of preferred stock dividends (in thousands) of $2,438 for the year 2006. In 2006 all of the preferred stock were converted to Class A Shares.